EATON SCIENTIFIC SYSTEMS, INC.

9595 Wilshire Blvd., Suite 900

Beverly Hills, CA 90210

VIA EDGAR

December 12, 2013

Ms. Jennifer Thompson

Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:

Eaton Scientific Systems, Inc.

Form 10-K for the fiscal year ended January 31, 2013

Filed May 16, 2013

File No. 000-54803

Dear Ms. Thompson:

By letter dated August 29, 2013, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Eaton Scientific Systems, Inc. (the “Company”) with comments to the Company’s Annual Report on Form 10-K filed on May 16, 2013.  This letter contains the Company’s responses to the Staff’s comments.  The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s August 29, 2013 comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR Amendment No. 1 to the Form 10-K setting forth an amended Annual Report for the fiscal year ended January 31, 2013 reflecting changes made in response to the Staff’s comments.  A copy of the amended Form 10-K marked to show changes is also being filed through EDGAR as SEC correspondence for your convenience.

Form 10-K for the fiscal year ended January 31, 2013

Financial Statements and Supplementary Data, page 23

Report of the Independent Registered Public Accounting Firm, page F-1

1.

We have reviewed the report of your independent registered public accounting firm and have the following comments:

•

The report of Seale and Beers for the year ended January 31, 2013 does not state your auditors’ opinion as to whether your financial statements materially comply with GAAP. Please amend this audit opinion to comply with Rule 2-02 of Regulation S-X and AU Section 508.

COMPANY RESPONSE

The Company’s amended Form 10-K includes a revised audit report from Seale and Beers for the year ended January 31, 2013, to comply with Rule 2-02 of Regulation S-X and AU Section 508.

•

We note that the audit opinion of Seale and Beers indicates that the periods from inception through January 31, 2012 were audited by other auditors. We note a contradictory disclosure on the face of your financial statements which indicates that the year ended January 31, 2012 is unaudited. Please amend your filing to provide audited financial statements that comply with Rule 8-02 of Regulation S-X and ASC 915-215-45-1, 915-225-45-1 and 915-230-45-1. Please also amend your filing to provide audit opinions from PCAOB registered auditors covering all periods presented in your financial statements, including the cumulative period. Also refer to comment number two in this letter.

COMPANY RESPONSE

The Company’s amended Form 10-K includes a revised audit report from Seale and Beers, which includes its opinion for the year ended January 31, 2012, including the cumulative period, to comply with Rule 8-02 of Regulation S-X and ASC 915-215-45-1, 915-225-45-1 and 915-230-45-1

Note 2: Summary of Significant Accounting Policies, page F-7

Principles of Consolidation, page F-7

2.

We understand that you accounted for the transaction with ESSL as a reverse acquisition, and the financial statements presented for all periods are those of ESSL. We also note your statement that ESSL adopted the fiscal year end of the Registrant. We further note your statement that you have provided unaudited financial statements for the year ended January 31, 2012 solely for comparative purposes and the audited financial statements of ESSL for the year ended December 31, 2011 are incorporated by reference to the Form 8-K filed November 13, 2012. Please note that your current financial statement presentation is not permitted under our Rules. Please note that for financial statement reporting purposes, you became ESSL following the reverse acquisition. As a result, if ESSL adopted the fiscal year end of the Registrant, that was a change in your fiscal year end that was required to be reported in an Item 5.03 Form 8-K. If ESSL changed its fiscal year end from December 31 to January 31, please comply with the following comments:

•

Immediately file an Item 5.03 Form 8-K containing all required disclosures.

COMPANY RESPONSE

The Company filed Form 8-K, Item 5.03, containing all required disclosures, on September 3, 2013.

•

Tell us when the decision was made to change ESSL’s fiscal year end. If the decision to change ESSL’s fiscal year end was made prior to October 31, 2012 (the first periodic report containing the financial statements of ESSL), no amendment to your October 31, 2012 Form 10-Q is necessary.

COMPANY RESPONSE

The Company’s decision to change ESSL’s fiscal year end was made in September 2012, after the share exchange with Pristine Solutions, Inc.

•

As indicated in comment number one in this letter, you must provide two years of audited financial statements within this 10-K, and you are not permitted to incorporate by reference any financial statements previously provided in Form 8-K. Please revise your financial statements accordingly. If you choose to provide audited financial statements for the 12 months ended December 31, 2011, please obtain a reaudit from a PCAOB registered audit firm. In this regard, as Stan J.H. Lee, CPA’s registration was revoked by the PCAOB, you may not include its audit reports or consents in your filings with the Commission.

COMPANY RESPONSE

In order to comply with the requirement of two years of audited financial statements, the Company retained the audit firm, Seale and Beers, to conduct a 12-month audit of ESSL for the fiscal year ended January 31, 2012.  The amended Form 10-K now includes two full years of audited financial statements for the fiscal years ended January 31, 2012 and 2013.

In addition, all audit reports and/or consents provided by Stan J.H, Lee CPA have been removed from the amended 10-K filing.

•

Additionally, you should amend this Form 10-K to include separate audited financial statements for the transition period (January 1 through 31, 2012) so that there is no lapse in the audited periods of financial statements for ESSL that are provided to your readers. You also should provide financial statements for the one month prior year comparable period (January 1 through 31, 2011) which may be unaudited. For guidance on transition reports, please refer to Financial Reporting Release 35.

COMPANY RESPONSE

The Company has amended its Form 10-K to include two full years of audited financial statements for the fiscal years ended January 31, 2012 and 2013. As a result, there is no lapse in financial data.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 24

3.

We note that the audit report presented in your Form 10-K for the year ended January 31, 2012 was signed by GBH CPAs, PC. Please provide all disclosures required by Item 304 of Regulation S-K for your change from this independent accountant, including the required Exhibit 16 letter. In this regard, we note your disclosures concerning this matter within the Form 8-K filed on November 13, 2012. However, this change in auditors was not appropriately reported within that Form 8-K since it was not filed under Item 4.01 and since you did not file the related Exhibit 16 letter.

COMPANY RESPONSE

The Company has amended its Form 10-K, Item 9, to include all disclosures required by Item 304 of Regulation S-K for the Company’s change in independent accountants, and has attached  the required Exhibit 16.1, to its amended filing.

4.

With regards to the dismissal of Stan J.H. Lee, CPA, please state whether the accountant’s reports on the financial statements for either of the past two years (i.e. the years ended December 31, 2010 and 2011 as seen in the Form 8-K filed November 13, 2012) contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles, and also describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. In this regard, the modification to raise substantial doubt about your ability to continue as a going concern should be described. Please also file the related Exhibit 16 letter.

COMPANY RESPONSE

The Company has amended its Form 10-K, Item 9, to include the following disclosures regarding the dismissal of Stan J.H Lee, CPA:

“…Lee issued its auditors' report on the financial statements for the Company’s wholly owned subsidiary, Eaton Scientific Systems, Ltd. (“ESSL”), for the fiscal years ended December 31, 2010 and December 31, 2011. Lee’s auditor report on ESSL’s financial statements for the years ended December 31, 2010 and December 31, 2011 included an explanatory paragraph as to ESSL’s ability to continue as a going concern.

Other than the going concern uncertainty, Lee’s auditor report on ESSL’s financial statements for the years ended December 31, 2010 and December 31, 2011 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty audit scope or accounting principle.

….”

Also, the Company has attached the required Exhibit 16.2 to its amended filing.

.

5.

Please note that Item 4.01 of Form 8-K requires you to report a change in independent auditors within 4 days of the event. For example, you should have reported the dismissal of Stan J.H. Lee, CPA in an Item 4.01 Form 8-K filed no later than April 29, 2013. Please confirm that you will comply with this guidance in the future.

COMPANY RESPONSE

The Company confirms that it will comply with the guidance of Item 4.01 on Form 8-K related to any future change in accountants.

* * *

The Company acknowledges that:

•

it is responsible for the accuracy and adequacy of the disclosures contained in the Form 10-K, as amended by Amendment No. 1;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this response letter to the undersigned at 310-281-6923.

Very truly yours,

/s/ Michael J. Borkowski

Michael J. Borkowski

MJB:cb

Cc:

E. Sellars (SEC)

C. Roy, CPA (Seale & Beers)